UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               -------------------

                          SENIOR OPTICIAN SERVICE, INC.
             (Exact name of registrant as specified in its charter)

                                     0-28683
                            (Commission File Number)

                                     Nevada
                 (State or other jurisdiction of incorporation)

                                   41-1954595
                      (I.R.S. employer identification No.)

                        Attn: Patrick Downey, CEO, Pres.
                              18610 East 32nd Ave.
                              Greenacres, WA 99016
                               Tel. (509) 891-8373
                  (Address and Telephone Number of Registrant)

                            -------------------------

                             Gregory M. Wilson, Esq.
                              18610 East 32nd Ave.
                              Greenacres, WA 99016
                               Tel. (509) 891-8373
                  (Name, Address and Telephone Number of Person
    Authorized to Receive Notice and Communications on Behalf of Registrant)

                               -------------------

                         Common Stock, $0.001 par value
 (Title and Class of Securities registered pursuant to Section 12(g) of the Act)

                  Approximate date of mailing: March ___, 2008

             WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                             NOT TO SEND US A PROXY

            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
             REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                          SENIOR OPTICIAN SERVICE, INC.
                              18610 East 32nd Ave.
                              Greenacres, WA 99016
                               Tel. (509) 891-8373
                                Fax (509-891-8382


                              INFORMATION STATEMENT
                            PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER
                        --------------------------------

        NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.

                         CHANGE IN MAJORITY OF DIRECTORS

This Information Statement is being mailed to holders of record of shares of common stock of SENIOR OPTICIAN SERVICE, INC., a Nevada corporation (the "Company", "we", "us", "our" or "Senior Optician"), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

We have entered into a agreement (the "Stock Purchase Agreement") that will result in a change in the composition of our Board of Directors (our "Board"). The Board currently consists of one director, Patrick Downey. When the transactions contemplated by the Stock Purchase Agreement occur, Mr. Honggang Yu will be appointed to the Board and will thereafter comprise the entire Board.

                        VOTING SECURITIES OF THE COMPANY

As of March ___, 2008, (the "Record Date") there were 5,954,000 shares of the Company's common stock, par value $0.001 per share (the "Common Stock") issued and outstanding. Each share of the Common Stock entitles the holder to vote one share.

                                CHANGE IN CONTROL

Rule 14f-1 requires the Company to provide our shareholders with this Information Statement because the Purchase Transaction, outlined below, will cause a change in a majority of the Company's board of directors. When a vacancy exists on the Company's board of directors, a majority of directors may fill that vacancy. The Stock Purchase Agreement requires Mr. Patrick Downey, the Company's sole director to resign his board seat and nominate Mr. Honggang Yu as his successor. The rule requires that the Company provide you with an Information Statement outlining information about Company, its officers and directors.

The Stock Purchase Agreement provides for the sale of 5,175,000 shares of common stock by Kaniksu Financial Services, LLC and Gregory M. Wilson to Mr. Yu (the "Purchase Transaction"). The Purchased Shares represent an aggregate of 86.9% of the issued and outstanding share capital of the Company. We believe the source of the cash consideration for the Purchased Shares was the Purchaser's personal funds. The closing of the Stock Purchase Agreement will take place on or before April 7, 2008, subject to a variety of performance obligations.

If the Proposed Transaction is consummated, a Form 8-K Current Report describing the consummated Transaction will be filed by the Company with the Securities and Exchange Commission.

This Information Statement is being mailed on or about March 21, 2008 to the holders of record of shares of common stock, $0.001 par value (the "Common Stock"), of Senior Optician Service, Inc., a Nevada corporation (the "Company").

To the best company knowledge, there are no arrangements or understandings among members of the former and new control group and their associates with respect to the election of directors of the Company or other matters, except as set forth in this document.

In connection with the closing of the Purchase Transaction, Patrick Downey, the current director and officer, will resign as director and officer of the Company. Mr. Downey's resignation and the appointment of Mr. Yu is contingent on the closing of the Stock Purchase Agreement. Following closing of the Stock Purchase Agreement and Mr. Downey's resignation, Mr. Yu will be the sole director and officer of the Company.

No action is required by our shareholders in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

The information  contained in this Information  Statement  concerning Mr. Yu has
been   furnished  to  the  Company  by  Mr.  Yu  and  the  Company   assumes  no
responsibility for the accuracy or completeness of such information.

The principal executive offices of the Company are located at 18610 East 32nd Ave., Greenacres, WA 99016.

                        DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officer

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of March 1, 2008.

Table 1.

      Name                   Age          Positions and Offices
      ----                   ---          ---------------------

Patrick Downey               64           President, Chief Executive Officer,
                                          Chief Financial Officer,
                                          Chief Accounting Officer, Director

Patrick Downey

Senior Optician Service, Inc. (SOSV:OTCBB) Greenacres, WA- President, CEO, CFO, Member of the board of directors- June 2006-Present. Responsible for corporate operations.

Command Center, Inc. (CCNI:OTCBB, Post Falls, ID - Director of Taxation, 2005-2006 He was responsible for cleanup of tax liabilities for business combination transactions including registration with all states as branch offices opened with a national company. He was also responsible for managing daily cash flow requirements.

Touchmark Living Centers, Butte, MT - Chief Operating Officer 2005 He was responsible for operations of senior living facility including annual budget for 2006, marketing, community relations and daily staffing for a seven day week operation.

Visiontec Inc, Spokane, WA - Controller, 2002-2004 He was responsible for accounting, human resources and IS departments, including the preparation of budgets, forecasts and cash flow reports. He prepared monthly and annual financial statements and information for outside accountants.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

To the best of the Company's knowledge, there are no proceedings to which any of the foregoing individuals, or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among our present directors or officers.

Prior to the appointment of Mr. Downey, he was not a director of, nor did he hold any position with the Company. To the best of the Company's knowledge, Mr. Downey (i) does not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) has not been involved in any transactions with the Company, nor has he had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) has not been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of the Company's Common Stock, to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock of the Company. Officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission to furnish the Company with copies of all section 16(a) reports they file. During the fiscal year ended March 31, 2007, one Section 16(a) filing on Form 5, Annual Statement of Beneficial Ownership was not filed by Mr. Downey.

Proposed Director and Executive Officer

The following table sets forth information regarding the director and executive officer to be appointed upon the consummation of the Purchase Transaction, but no sooner than the tenth day following the filing of this Information Statement on Schedule 14f-1 with the Commission and its mailing and dissemination to our stockholders of record.

Table 2.

    Name                       Age          Positions and Offices
    ----                       ---          ---------------------

Honggang Yu                    43           President, Chief Executive Officer,
                                            Chief Financial Officer,
                                            Chief Accounting Officer, Director

Business Experience

Mr. Yu graduated in 1985 with a degree in Accounting from Dongbei University of Finance and Economics, China.

Mr. Yu is the Chief Executive Officer of Shenyang Wantongyuan Co., Ltd. He has held this position since January 2007. From August 2004 through December 2006, he was employed by Shenyang Dijie Trading Investment & Development Co., Ltd. as its General Manager. From December 2002 through August 2004, Mr. Yu was employed by Shanghai Dingyang Investment Co., Ltd. as the General Manager.

                MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

We presently have no Board committees. Until further determination, the full Board will undertake the duties of the audit committee, compensation committee and nominating committee. We do not currently have an "audit committee financial expert" since we currently do not have an audit committee in place.

The Company does not currently have a process for security holders to send communications to the Board.

                             EXECUTIVE COMPENSATION

With the exception of the $5,000 stock grant to Patrick Downey, no director or officer of the Company has received compensation during the last two fiscal years. The Company does not have any employment or any similar agreements with its officers. No options were granted to any employee or executive officer during the year ended March 31, 2007, including interim periods through March 15, 2008. The Board determines the executive compensation and does not delegate this responsibility to non-members of the Board.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of March 15, 2008, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 5,954,000 shares of Common Stock issued and outstanding as of March 15, 2008.

Table 3.

            Officers, Directors,                                    Beneficial
               5% Shareholder                  No. of Shares        Ownership
--------------------------------------------------------------------------------

Patrick Downey (1) (2)                           100,000(6)           1.0 %
 18610 E. 32nd Ave., Greenacres, WA 99016

Kaniksu Financial Services, LLC (3)            4,900,000            49.44 %
 18610 E. 32nd Ave., Greenacres, WA 99016
Gregory M. Wilson (3)                          3,955,372(4)         39.91 % (5)

All directors and                                100,000              1.0 %
 executive officers as
 a group (2 persons)

Notes:
------
(1)  Director
(2)  Executive Officer
(3) Gregory M. Wilson has voting and dispositive control over Kaniksu Financial Services, LLC.
(4) Represents 2,880,372 shares issuable upon conversion of company indebtedness of $72,009.31 owed to Wilson for funds advanced on behalf of the company, 800,000 shares issuable upon the exercise of a common stock warrant at two and half cents per share and 275,000 common shares. The notes have not been converted and the warrant has not been exercised. The change in control event triggered the debt conversion feature and warrant exercise provision imputing beneficial ownership of the shares.
(5) Represents imputed share ownership on a fully diluted basis assuming the issuance of 3,680,372 shares computed on an imputed total issued and outstanding share total of 9,909,372. The shares are not presently issued and outstanding.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth above in Table 3 and in this paragraph, none of the following parties has during the preceding two years, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

          -    any of our directors or officers;

          -    any person proposed as a nominee for election as a director;

          - any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

          - any relative or spouse of any of the foregoing persons who has the same house as such person.

Purchase Transaction. On March 18, 2008, subject to the closing of the Stock Purchase Agreement, the board of directors authorized the exchange of the 800,000 common share purchase warrant held by Gregory M. Wilson for a substitute 800,000 common share purchase warrant. The warrant exchange will become effective only if the Stock Purchase Agreement transaction closes. The new warrant will permit the Company or the holder to exchange the warrant for 100,000 common shares or 0.333 percent of the Company's issued and outstanding common stock, whichever is greater. The warrant exchange option will be unavailable until the Company ceases to be a shell company. Presently, the Company is unable to value the warrant exchange transaction.

Involvement in Certain Legal Proceedings. Except as set forth above, and to our best knowledge, none of the Company's directors, officers, promoters or control persons, if any, during the past five years was:
     1. A general partner or executive officer of a business that had a bankruptcy petition filed by or against it either at the time of the bankruptcy or within the two years before the bankruptcy;
     2. Convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
     3. Subject to any order, judgement, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and
     4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

Compliance with Section 16(a) of the Securities Exchange Act of 1934. Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of the Company's Common Stock, to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock of the Company. Officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission to furnish the Company with copies of all section 16(a) reports they file. During the fiscal year commencing March 31, 2007, Patrick Downey and Kaniksu Financial Services, LLC did not file one Form 5, Annual Statement of Beneficial Ownership, for fiscal year ending March 31, 2007.

                       EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth the cash compensation paid by the Company to its sole executive officer for services rendered during the fiscal years ended March 31, 2007 and 2006.

During fiscal year ended March 31, 2006, the Company did not pay any executive officer any form of compensation. During the fiscal year ended March 31, 2007, the Company paid its sole executive officer in the form of a 100,000 common share grant valued at $5,000.

                           Summary Compensation Table

                                                             All Other
Name and Principal Position         Year       Salary      Compensation    Total
-----------------------------   -----------  ----------  ---------------  ------
                                                ($)           ($)           ($)

Patrick Downey   Pres,CEO,CFO       2007        -0-         5,000(1)       5,000
                                    2006        -0-           -0-            -0-


Note 1- On December 13, 2007, we issued Patrick Downey, our Company President, 100,000 common shares. The shares were authorized for issuance by the board of directors on June 12, 2006, but were never physically issued to Mr. Downey. The shares were valued at Five ($0.05) Cents per share. This original authorization was disclosed in Item 3.01 on a Current Report Form 8-K dated June 12, 2006. This common stock grant was recorded as a compensation expense during our third fiscal quarter ending December 31, 2007 and the 100,000 shares were issued to Mr. Downey.

Outstanding Equity Awards at Fiscal Year-End

No stock options or stock awards were granted to any officer or director during the fiscal years ended March 31, 2007 and 2006. No stock options or stock awards are outstanding at March 15, 2008, other than the 800,000 share warrant owned by Gregory M. Wilson, described above.

Compensation of Directors

We have not paid any fees to our directors.

Long-Term Incentive Plans

As of March 15, 2008, there were no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

As of March 15, 2008, we had no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

                              DIRECTOR INDEPENDENCE

Transactions with Related Persons

Except as disclosed in our periodic reports filed with the Securities and Exchange Commission, there have been no transactions or proposed transactions in which the amount involved exceeds $120,000 for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of Common Stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. Any such transaction proposed in the future will require review, approval and ratification by the Board.

Director Independence

The Board has determined that we do not have a majority of independent directors as that term is defined under Rule 4200(a) (15) of the Nasdaq Marketplace Rules, even though such definition does not currently apply to us, because we are not listed on Nasdaq.

Reports to security holders

We file reports with the Securities and Exchange Commission. These reports include annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N. E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Senior Optician Service, Inc.

/s/ Patrick Downey
------------------
Patrick Downey, CEO, President